Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Announces Receipt of Notice from the New York Stock Exchange

Regarding Continued Listing Requirements

Macau, Friday, October 30, 2026 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported that it received a notice from the New York Stock Exchange (the “NYSE”) that it was not currently in compliance with Section 802.01C of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”) as the average closing price of the Company’s American depositary shares (“ADSs”) was less than US$1.00 over a consecutive 30 trading-day period (the “NYSE Notice”).

In accordance with the NYSE listing standards, the Company has a period of six months following receipt of the NYSE Notice to regain compliance with the minimum share price requirement. The Company intends to timely notify the NYSE of its intent to regain compliance with the NYSE minimum share price requirement.

The NYSE Notice has no immediate effect on the listing of the Company’s ADSs, which will continue to be traded on the NYSE during the cure period, subject to continued compliance with the other listing requirements of the NYSE. The Company may regain compliance at any time during the six-month cure period, which ends on April 27, 2027, if the average closing price of the Company’s ADSs exceeds US$1.00 over a consecutive 30 trading-day period or, in the alternative, on the last trading day of any calendar month during the cure period, the Company’s ADSs has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on such date.

The Company intends to continue monitoring the market price of its ADSs and is considering available alternatives to regain compliance with the NYSE minimum share price requirement.

The NYSE Notice does not affect the Company’s business operations or its reporting obligations with the U.S. Securities and Exchange Commission.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is majority owned by Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com